UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

PRIVATEBANCORP, INC.

SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

PrivateBancorp, Inc.

120 S. LaSalle Street

Chicago, Illinois 60603

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)    Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009.

These Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009, respectively, included herein, are hereby incorporated by reference into the Registration Statements on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070).

-i-

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KSOP Committee

PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson

Oak Brook, Illinois

June 27, 2011

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS
Participant-directed investments, at fair value:
Principal Life Insurance Company pooled-separate accounts	$15,081,263	$14,063,191
American Funds registered investment companies	7,580,329	4,112,850
Dodge & Cox registered investment company	4,114,059	3,458,697
Pioneer registered investment company	—	758,326
Vanguard Group registered investment company	1,924,555	2,007,777
PIMCO registered investment company	2,340,705	1,819,739
Buffalo Funds registered investment company	625,110	548,666
COLUMBIA registered investment company	748,025	546,508
Janus International Holding, LLC registered investment company	609,574	456,173
Dimensional Funds registered investment company	2,058,556	548,177
Water Island Capital, LLC registered investment company	9,603	—
Franklin Templeton registered investment company	79,352	—
PrivateBancorp, Inc. common stock	6,681,375	3,838,672
Guaranteed interest account, Principal Life Insurance Company	3,352	18,913

Total participant-directed investments, at fair value	41,855,858	32,177,689

Receivables:
Notes receivable from participants	920,426	704,699
Participant contributions	1,014	—
Employer contributions	1,976	—

Total receivables	923,416	704,699

NET ASSETS AVAILABLE FOR BENEFITS	$42,779,274	$32,882,388

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from employer	$1,796,425	$1,618,487
Contributions from participants	6,417,387	5,852,125
Rollovers	1,379,381	3,162,984
Interest income from notes receivable from participants	39,002	35,814
Interest income from guaranteed investment contract	394	976
Dividend income	319,103	226,226
Net realized and unrealized gains (losses) of PrivateBancorp, Inc. stock	2,478,239	(5,442,889)
Net realized and unrealized gains in fair value of registered investment companies	1,877,347	2,314,666
Net realized and unrealized gains in fair value of pooled-separate accounts	1,894,397	2,412,667
Miscellaneous income	2,242	8

Total additions	16,203,917	10,181,064

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	(6,150,475)	(3,863,713)
Administrative expenses	(156,556)	(98,385)

Total deductions	(6,307,031)	(3,962,098)

Net increase	9,896,886	6,218,966

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	32,882,388	26,663,422

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$42,779,274	$32,882,388

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(1)	Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of PrivateBancorp, Inc. and its subsidiaries (PrivateBancorp Inc. and its subsidiaries, the “Company”). At December 31, 2010, the Company’s subsidiaries included The PrivateBank and Trust Company, Lodestar Investment Counsel, LLC, The PrivateBank Securities, LLC, The PrivateBank Mortgage Company, and The PrivateBank Mortgage Company, LLC. In the second quarter of 2011, The PrivateBank Securities, LLC, The PrivateBank Mortgage Company and The PrivateBank Mortgage Company, LLC were liquidated and dissolved. The dissolutions had no impact to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the fourth quarter of 2010, The PrivateBank, N.A. (in Wisconsin) was merged into The PrivateBank and Trust Company. The merger had no impact on the Plan as The PrivateBank, N.A. employees were eligible participants in the Plan. In 2010, one Principal Life Insurance Company pooled separate account was closed and one mutual fund was closed. There were five additions to the funds available for investment.

During 2009, The PrivateBank St. Louis and The PrivateBank Michigan were merged into The PrivateBank and Trust Company. In addition, The PrivateBank and Trust Company participated in an FDIC assisted transaction involving the former Founders Bank (see Note 6). In 2009, there were changes to the existing funds available for investment in the Plan. Three Principal Life Insurance Company pooled separate accounts were closed and replaced with mutual funds and one mutual fund was added to the investment options for Plan participants.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (IRC). Company-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions are discretionary and based on a percentage of employee contributions. The Company may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(1)	Description of plan (continued)

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vest 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (PSAs) (maintained by an insurance carrier), mutual funds, a guaranteed investment contract and PrivateBancorp, Inc. common stock. Participants are able to transfer funds among all investment options.

Notes receivable from participants - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Company. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.25% as of December 31, 2010 and 2009) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 4.25% to 9.25% on all participant loans outstanding as of December 31, 2010. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump-sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $39,816 and $24,898, respectively. These accounts are used to reduce future Company’s contributions. During the plan years ended December 31, 2010 and 2009, forfeitures in the amount of $70,057 and $33,075, respectively, were used to reduce the Company’s contributions.

(2)	Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(2)	Summary of significant accounting policies (continued)

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, a guaranteed investment contract, and mutual funds, which are stated at fair value using methodologies described in Note 5.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Notes receivable from participants - Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2010 and 2009 since all balances are deemed collectible.

Change in accounting principles - The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification of how loans to participants should be classified and measured by defined contribution pension benefit plans. This guidance requires that loans to participants be reported as notes receivable from participants in the Statements of Net Assets Available for Benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified loans from participants of $920,426 and $704,699 from participant-directed investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. The Plan also reclassified interest income from participant loans of $39,002 and $35,814 from investment income to interest income from notes receivable from participants for the years ended December 31, 2010 and 2009, respectively. Net assets for the Plan were not affected by the adoption of this standard.

Payment of benefits - Benefits are recorded when paid.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(2)	Summary of significant accounting policies (continued)

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor (PrivateBancorp, Inc.) and by the Plan participants. The expenses that are paid by the Plan sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

(3)	Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009.

	2010	2009
Pooled-separate accounts Contract #6-11219:
Principal Money Market Sep Acct	$2,539,888	$2,793,920
Principal Lg Cp Stk Idx	*	1,813,900
Principal Ptr International	*	2,019,290
Principal Lifetime 2020	2,156,639	*

Common stock: PrivateBancorp, Inc.	6,681,375	3,838,672

Registered investment companies:
American Funds Growth Fund of America R5	3,375,146	2,556,534
American Funds Euro Pacific Growth Fund R5	2,394,404	*
Dodge & Cox Stock Fund	4,114,059	3,458,697
Vanguard St Bond Index Inv. Fund	*	2,007,777
PIMCO Total Return Instl Fund	2,340,705	1,819,739

* Below 5% threshold in the Plan.

The amount of appreciation (depreciation) of the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2010 and 2009, are as follows:

	2010	2009

Mutual funds	$1,877,347	$2,314,666
Pooled-separate accounts	1,894,397	2,412,667
Common stock	2,478,239	(5,442,889)

Total	$6,249,983	$(715,556)

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2010 and 2009, were $319,497 and $227,202, respectively.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(4)	Related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan. Administrative fees in the amounts of $24,975 and $24,664 were paid to Principal Financial Group during the years ended December 31, 2010 and 2009, respectively, by PrivateBancorp, Inc. These transactions qualify as party-in-interest transactions.

(5)	Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) Fair Value Measurements and Disclosures. FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

• • • •

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(5)	Fair value measurements (continued)

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year end. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

Guaranteed interest account - Guaranteed investment contract valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan’s administrator (the Plan committee) believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the nature and risks of the categories of assets by major security type.

Small/mid U.S. equity: This asset class is generally composed of investment options that invest in stocks, or shares of ownership in small to medium-sized U.S. companies. These investment options typically carry more risk than larger U.S. equity investment options but have the potential for higher returns. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Large U.S. equity: This asset class is generally composed of investment options that invest in stocks, or shares of ownership in large, well-established, U.S. companies. These investment options typically carry more risk than fixed income investment options but have the potential for higher returns over longer time periods. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

Balanced/asset allocation: This asset class is generally composed of a combination of fixed income and equity investment options. These investment options may include balanced, asset allocation, target-date, and target-risk investment options. They are typically lower risk than investment options that invest solely in equities.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(5)	Fair value measurements (continued)

Short-term fixed income: This asset class is generally composed of short-term, fixed-income investment options that are largely liquid and are designed to not lose much value. These investment options may include stable value, money market, short-term bond, and guaranteed interest accounts. They are considered to be among the least risky forms of investment options. However, they typically have a lower rate of return than equities or longer-term fixed income investment options over long periods of time.

International equity: This asset class is composed of investment options that invest in stocks, or shares of ownership in companies with their principal place of business or office outside the United States. These investment options often carry more risk than U.S. equity investment options but may have the potential for higher returns. They may be an appropriate choice for long-term investors who are seeking the potential for growth.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Financial institution common stock	$6,681,375	$—	$—	$6,681,375
Mutual funds:
Small/mid U.S. equity	1,982,709	—	—	1,982,709
Fixed income	2,420,057	—	—	2,420,057
Large U.S. equity	7,489,205	—	—	7,489,205
Balanced/asset allocation	1,810,779	—	—	1,810,779
Short-term fixed income	1,859,357	—	—	1,859,357
International equity	4,518,158	—	—	4,518,158
Other, market neutral	9,603	—	—	9,603
Pooled-separate accounts:
Small/mid U.S. equity	—	4,126,423	—	4,126,423
Large U.S. equity	—	2,100,553	—	2,100,553
Balanced/asset allocation	—	6,314,398	—	6,314,398
Short-term fixed income	—	2,539,889	—	2,539,889
Guaranteed interest account	—	—	3,352	3,352

Total assets at fair value	$26,771,243	$15,081,263	$3,352	$41,855,858

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(5)	Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Financial institution common stock	$3,838,672	$—	$—	$3,838,672
Mutual funds:
Small/mid U.S. equity	1,551,347	—	—	1,551,347
Fixed income	1,819,739	—	—	1,819,739
Large U.S. equity	6,025,231	—	—	6,025,231
Balanced/asset allocation	1,546,316	—	—	1,546,316
Short-term fixed income	2,007,777	—	—	2,007,777
International equity	1,306,503	—	—	1,306,503
Pooled-separate accounts:
Small/mid U.S. equity	—	3,041,608	—	3,041,608
Large U.S. equity	—	1,813,900	—	1,813,900
Balanced/asset allocation	—	4,394,473	—	4,394,473
Short-term fixed income	—	2,793,920	—	2,793,920
International equity	—	2,019,290	—	2,019,290
Guaranteed interest account	—	—	18,913	18,913

Total assets at fair value	$18,095,585	$14,063,191	$18,913	$32,177,689

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009:

	2010	2009
	Guaranteed Interest Account	Guaranteed Interest Account
Balance, beginning of year	$18,913	$42,274
Interest credited	394	977
Purchases, sales, issuances and settlements (net)	(15,955)	(24,338)

Balance, end of year	$3,352	$18,913

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(6)	Plan sponsor merger

On July 2, 2009, The PrivateBank and Trust Company participated in an FDIC assisted transaction involving the former Founders Bank. Although there was no merger of the former Founders Group Inc. Profit Sharing Plan into PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan, the former Founders Bank employees who were hired by the Company were able to rollover their funds into the Plan.

(7)	Tax status

On January 22, 2007, PrivateBancorp, Inc. applied for a determination letter from the Internal Revenue Service (IRS) regarding the initial qualification of the amended and restated Plan. On July 21, 2008, the IRS issued a favorable determination letter on the Plan. The Plan has been amended since receiving the determination letter. However, the Plan trustees and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(8)	Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

(9)	Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(10)	Prohibited transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(10)	Prohibited transactions (continued)

For the Plan year ended December 31, 2010, the Company did not remit one employee’s contribution timely to the Plan in the amount of $1,014. For the Plan year ended December 31, 2009, the Company did not remit one employee’s contribution timely to the Plan in the amount of $500. The Company calculated and remitted lost earnings to the Plan participants during the 2011 and 2009 Plan years, respectively.

(11)	Plan amendments

Effective January 1, 2010, the Plan was amended to incorporate changes in the laws. In addition, there were discretionary changes made to definition of Plan beneficiaries, a provision for employees who die on military leave, the composition of committee members, and to slightly change the definition of the specific designation group.

Effective January 1, 2009, the Plan was amended to establish a specific designation group for those individuals that become employees through an acquisition. The amendment establishes special eligibility procedures and entry dates for the specific group and allows service credit to be granted to former employees of Founders Bank who joined the Company.

(12)	Subsequent events

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2010, but prior to the financial statements being issued, that provided additional evidence about conditions that existed at December 31, 2010, have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the financial statements were issued have not been recognized in the financial statements for the year ended December 31, 2010.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4(i) -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

EIN: 36-3681151

Plan Number: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Principal Money Market Sep Acct	Pooled separate account	(1)	$2,539,888
*	Principal Lg Cap Stk Idx	Pooled separate account	(1)	2,100,553
*	Principal Mid Cap Value	Pooled separate account	(1)	1,367,153
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	917,855
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	1,357,978
*	Principal LifeTm 2010	Pooled separate account	(1)	522,227
*	Principal LifeTm 2020	Pooled separate account	(1)	2,156,639
*	Principal LifeTm 2030	Pooled separate account	(1)	1,580,984
*	Principal LifeTm 2040	Pooled separate account	(1)	1,127,461
*	Principal LifeTm 2050	Pooled separate account	(1)	753,351
*	Principal LifeTm Str Inc	Pooled separate account	(1)	173,737
*	Principal Real Estate Secs	Pooled separate account	(1)	483,437
*	PrivateBancorp, Inc.	Common stock	(1)	6,681,375
	American Funds Growth Fund of America R5	Registered investment company	(1)	3,375,146
	American Funds American Balanced Fund R5	Registered investment company	(1)	1,810,779
	American Funds Europacific Growth Fund	Registered investment company	(1)	2,394,404
	Dodge & Cox Stock Fund	Registered investment company	(1)	4,114,059
	Buffalo Small Cap Fund	Registered investment company	(1)	625,110
	Columbia Acorn Z Fund	Registered investment company	(1)	748,025
	Perkins Small Cap Value I Fund	Registered investment company	(1)	609,574
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	843,344
	Dimensional Fund DFA Emerging Mkts Value I Fund	Registered investment company	(1)	1,215,212

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4(i) -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

	Vanguard ST Bond Index Inv Fund	Registered investment company	(1)	1,859,356
	Vanguard Devel Markets	Registered investment company	(1)	65,199
	Templeton Global Bond Adv. Fund	Registered investment company	(1)	79,352
	Water Island Arbitrage I Fund	Registered investment company	(1)	9,603
	PIMCO Total Return Instl Fund	Registered investment company	(1)	2,340,705
*	Guaranteed interest account, Principal Life Insurance Company	Insurance company general fund account	(1)	3,352
	Notes receivable from participants	Participant loans - 4.25% -9.25%, with various maturities		920,426

				$42,776,284

*	Party-in-interest as defined by ERISA.
(1)	Cost information may be omitted as the investments are participant-directed.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4a -

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2010

EIN: 36-3681151

Plan Number: 001

Participant contributions transferred late to the plan: $1,014	Total that constitute non-exempt prohibited transactions: $1,014			Total fully corrected under VFCP and PTE 2002-51 $0
Check here if late participant loan contributions are included ☐	Contributions not corrected: $0	Contributions corrected outside VFCP: $1,014	Contributions pending correction in VFCP: $0

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2011	PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By: PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee

	By:	/s/ David J. Hesselbein
	Name:	David J. Hesselbein
	Title:	Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Clifton Gunderson